Filed Pursuant to Rule 433

Registration Statement No. 333-257113

Autocallable Contingent Coupon (with Memory) Notes

Autocallable Contingent Coupon (with Memory) Notes Linked to the Common Stock of Amazon.com, Inc.
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 18 months, if not called
Market Measure	The common stock of Amazon.com, Inc. (Nasdaq symbol: “AMZN”)
Coupon Value:	90% of the Starting Value
Threshold Value:	90% of the Starting Value
Call Value:	100% of the Starting Value
Automatic Call	The notes will be called automatically if the Observation Value of the Market Measure on any Call Observation Date is equal to or greater than the Call Value.
Call Amount:	The principal amount plus the Contingent Coupon Payment (with Memory) otherwise due on the applicable Call Settlement Date.
Contingent Coupon Payments (with Memory):	The notes will pay a Contingent Coupon Payment (with Memory) on the applicable Coupon Payment Date if the Observation Value of the Market Measure on the applicable quarterly Coupon Observation Date is greater than or equal to the Coupon Value. The Contingent Coupon Payment (with Memory) payable on any Coupon Payment Date will be calculated according to the following formula: (i) the product of the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date times the number of Coupon Payment Dates that have occurred up to the relevant Coupon Payment Date (inclusive of the relevant Coupon Payment Date) minus (ii) the sum of all Contingent Coupon Payments (with Memory) previously paid. The Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date will be [$0.325 to $0.350] per unit.
Coupon Observation Dates:	Quarterly during the term of the notes.
Call Observation Dates:	The Coupon Observation Dates beginning approximately six months after the pricing date.
Payout Profile at Maturity

•     A return of principal plus the final Contingent Coupon Payment (with Memory) if the Market Measure does not decline by more than 10%

•     1-to-1 downside exposure to decreases in the Market Measure beyond a 10% decline, with up to 90% of your investment at risk

Investment Considerations	This investment is designed for investors who are willing to forgo participation in any upside appreciation of the Market Measure, accept a return which will be limited to the Contingent Coupon Payments (with Memory) payable over the term of the notes, if any, and take downside risk below a threshold, and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465923064517/tm2314300d58_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy. Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 90% of the principal amount.
•	Your investment return is limited to the return represented by the Contingent Coupon Payments (with Memory) and may be less than a comparable investment directly in the Underlying Stock.
•	You may not receive any Contingent Coupon Payments (with Memory).
•	If the notes are called, you will be subject to reinvestment risk, and your ability to receive Contingent Coupon Payments (with Memory) over the term of the notes will be limited.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
•	We do not control the Underlying Company and have not verified any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.
•	The Observation Values, the Ending Value and other terms of the notes will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.